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                             April 3, 2023

       Jing Yuan
       Chief Financial Officer
       ZEEKR Intelligent Technology Holding Ltd
       No. 1388 Minshan Road
       Xinqi Street, Beilun District
       Ningbo, Zhejiang
       People   s Republic of China

                                                        Re: ZEEKR Intelligent
Technology Holding Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 23,
2023
                                                            CIK No. 0001954042

       Dear Jing Yuan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 filed March 23, 2023

       General

   1. We note your response to our prior comment 5 and to our prior comment 25 in our letter dated January 3, 2023.
Please ensure that your disclosure is consistent with regard to your intended reliance on
controlled company exemptions. In this regard, we note your
                                                        disclosure on pages 7
and 77 that you "may" rely on the exemptions, and your disclosure on page 13 that you "do
not plan to utilize the exemptions available for controlled
                                                        companies."
 Jing Yuan
ZEEKR Intelligent Technology Holding Ltd
April 3, 2023
Page 2
2. With a view toward disclosure, please tell us about any known customer complaints regarding your sales practices and related risks to you. As appropriate, revise current disclosure, such as on page 29, that presents such risks as possible to reflect that the event underlying the risk and the risk are actually occurring and describe the nature of the complaints. Also tell us about any recent suspensions of production and the related impact on your results of operation.
       You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoff Kruczek at (202) 551-3641 with any other questions.



FirstName LastNameJing Yuan                         Sincerely,
Comapany NameZEEKR Intelligent Technology Holding Ltd
                                                    Division of Corporation
Finance
April 3, 2023 Page 2                                Office of Manufacturing
FirstName LastName